Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

October 28, 2021

Via EDGAR Filing

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2168

Floating Rate & Dividend Growth Portfolio, Series 24

File Nos. 333-258959 and 811-03763

Dear Ms. Dubey:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2168, filed on August 20, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Floating Rate & Dividend Growth Portfolio, Series 24 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       The “Principal Investment Strategy” section states that the trust will invest at least approximately 30% of its portfolio in exchange-traded funds and closed-end funds that invest substantially all of their assets in floating rate securities. Please identify with greater specificity the floating rate securities that the underlying funds will invest in and disclose the corresponding risks.

Response:       In response to this comment, the second sentence under the “Principal Investment Strategy” section will be replaced with the following:

The trust seeks to provide current income with the potential for capital appreciation by investing approximately 50% of the portfolio in dividend-paying equity securities that have historically increased their dividends and at least approximately 30% of the portfolio in ETFs and Closed-End Funds that invest substantially all of their assets in floating rate securities. Floating rate securities include, but are not limited to, below investment-grade senior loans, bank loans and other securitized loans.

Additionally, the following risk disclosure will be added to the “Principal Risks” section:

Certain Closed-End Funds and ETFs held by the trust invest in loans. Borrowers under loans may default on their obligations to pay principal or interest when due. This non-payment would result in a reduction of income to the applicable Closed-End Fund or ETF, a reduction in the value of the loan experiencing non-payment and a decrease in the net asset value of the Closed-End Fund or ETF. For secured loans, there is a risk that the value of any collateral securing a loan in which the Fund has an interest may decline and that the collateral may not be sufficient to cover the amount owed on the loan. Interests in loans made to finance highly leveraged companies or transactions such as corporate acquisitions may be especially vulnerable to adverse changes in economic or market conditions. Loans may be unrated or rated below investment-grade. Additionally, there may be a limited amount of public information available. Because junior loans have a lower place in an issuer’s capital structure and may be unsecured, junior loans involve a higher degree of overall risk than senior loans of the issuer.

Certain loans in which a Closed-End Fund or ETF may invest may be subject to rates that are tied to an interest rate, such as the London Interbank Offered Rate (“LIBOR”). LIBOR is scheduled to be phased out. Any potential effects of the transition away from LIBOR on certain instruments in which a Closed-End Fund or ETF invests can be difficult to ascertain, and they may vary depending on many factors that include, but are not limited to, existing fallback or termination provisions in individual contracts and the adoption of new reference rates. It is not possible to predict the effect of any replacement rates or any other reforms to LIBOR. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to a Closed-End Fund or ETF holding floating-rate securities.

Additionally, the following risk disclosure will be added to the “Investment Risks” section:

Loan risk. Certain Closed-End Funds and ETFs held by the trust invest in loans. Borrowers under loans may default on their obligations to pay principal or interest when due. This non-payment would result in a reduction of income to the applicable Closed-End Fund or ETF, a reduction in the value of the loan experiencing non-payment and a decrease in the net asset value of the Closed-End Fund or ETF. For secured loans, there is a risk that the value of any collateral securing a loan in which the Fund has an interest may decline and that the collateral may not be sufficient to cover the amount owed on the loan. Interests in loans made to finance highly leveraged companies or transactions such as corporate acquisitions may be especially vulnerable to adverse changes in economic or market conditions. Loans may be unrated or rated below investment-grade. The amount of public information available with respect to loans may be less extensive than that available for registered or exchange listed securities. Loans may not be considered “securities” under the federal securities laws and, as a result, a Fund may not be entitled to rely on the antifraud protections afforded by such laws. Because junior loans have a lower place in an issuer’s capital structure and may be unsecured, junior loans involve a higher degree of overall risk than senior loans of the issuer.

Certain loans in which a Closed-End Fund or ETF may invest are subject to rates that are tied to an interest rate, such as the London Interbank Offered Rate (“LIBOR”). LIBOR is scheduled to be phased out. Certain LIBOR publications will cease publication after December 31, 2021, while others will cease publication after June 20, 2023. Any potential effects of the transition away from LIBOR on certain instruments in which a Closed-End Fund or ETF invests can be difficult to ascertain, and they may vary depending on factors that include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. In addition, interest rate provisions included in such contracts may need to be renegotiated in contemplation of the transition away from LIBOR. The transition may also result in a reduction in the value of certain instruments held by a Closed-End Fund or ETF. The usefulness of LIBOR as a benchmark could deteriorate during the transition period and, at this time, it is not possible to predict the effect of any replacement rates or any other reforms to LIBOR. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to a Closed-End Fund or ETF.

2.       The “Principal Investment Strategy” section states that the trust will invest up to 20% of its portfolio in exchange-traded funds or closed-end funds that invest principally in various debt securities. Please identify with greater specificity the debt securities that the underlying funds will invest in and disclose the corresponding risks.

Response:       In response to this comment, the current third and fourth sentences under the “Principal Investment Strategy” section will be replaced with the following:

The trust may also invest up to 20% of the portfolio in Closed-End Funds or ETFs that invest principally in various debt securities, which include, but are not limited to, fixed-rate high-yield or “junk" bonds and other corporate debt.

The current risk disclosures cover the risks for high-yield bonds and corporate debt.

Investment Summary — Security Selection — Investing in Floating Rate Securities

3.       The first sentence of this section states that the trust will invest at least approximately 30% of its portfolio in exchange-traded funds and closed-end funds that invest substantially all of their assets in floating rate securities. Please identify with greater specificity the floating rate securities that the underlying funds will invest in and disclose the corresponding risks.

Response:       In response to this comment, the first sentence under “Investing in Floating Rate Securities” will be replaced with the following:

The trust will invest at least approximately 30% of the portfolio in Closed-End Funds and ETFs that invest substantially all of their assets in floating rate securities, which include, but are not limited to, below investment-grade senior loans, bank loans and other securitized loans.

With regard to risk disclosures, please see the response to comment 1.

4.       The second sentence of this section states that the trust may invest in exchange-traded funds and closed-end funds that “may also include various bonds and other income-producing securities.” Please clarify if these are types of floating-rate securities or additional types of securities. Additionally, please specify the types of bonds and income-producing securities, and disclose the corresponding risks.

Response:       In response to this comment, the second sentence under “Investing in Floating Rate Securities” will be replaced with the following:

In addition, the trust may also invest up to 20% of the portfolio in Closed-End Funds or ETFs that invest principally in various fixed-income debt securities, which include, but are not limited to, fixed-rate high-yield or “junk" bonds and other corporate debt.

With regard to risk disclosures, please see the response to comment 2.

Investment Summary — Principal Risks

5.       In the fourth bullet under the “Principal Risks” section, please reflect the risk that exchange-traded funds may trade at a premium to net asset value in the secondary market.

Response:       In response to this comment, the fifth sentence of this bullet will be replaced with the following:

Shares of ETFs may trade at a premium or discount from their net asset value in the secondary market. If the trust has to sell an ETF share when the share is trading at a discount, the trust will receive a price that is less than the ETF’s net asset value.

6.       In the thirteenth bullet under the “Principal Risks” section, please tailor the disclosure of the emerging markets risk to the particular emerging markets the trust intends to invest in. Please see ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response:       In response to this comment, the thirteenth bullet will be replaced with the following:

Certain Closed-End Funds or ETFs held by the trust may invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Because their financial markets may be very small, prices of financial instruments in emerging market countries may be volatile and difficult to determine. Financial instruments of issuers in these countries may have lower overall liquidity than those of issuers in more developed countries. Financial and other reporting by companies and government entities also may be less reliable or difficult to obtain in emerging market countries. In addition, foreign investors are subject to a variety of special restrictions in many emerging market countries. Shareholder claims and regulatory actions that are available in the U.S. may be difficult or impossible to pursue in emerging market countries. Risks of investing in developing or emerging countries also include the possibility of investment and trading limitations, delays and disruptions in settlement transactions, market manipulation concerns, political uncertainties and dependence on international trade and development assistance.

Signature Page

7.       Please identify the comptroller or principal accounting officer of the trust. Please see Section 6(a) of the Securities Act of 1933.

Response:       Julie Jacques signs the registration statement in her capacity as Principal Financial Officer. In that capacity, she fulfills the functions of a principal accounting officer. The next filing of the registration statement will have the following parenthetical after Ms. Jacques’s title of Principal Financial Officer of Guggenheim Funds Distributors, LLC: “(fulfills the role of principal accounting officer).”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren